

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05000961

January 5, 2005

Edward M. Schulman, Esq.
Senior Vice President – General Counsel
AvalonBay Communities, Inc.
2900 Eisenhower Avenue, Suite 300
Alexandria, VA 22314

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-5-2005

Re: AvalonBay Communities, Inc.
Incoming letter dated December 20, 2004

Dear Mr. Schulman:

This is in response to your letter dated December 20, 2004 concerning the shareholder proposal submitted to AvalonBay by the Massachusetts State Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Thomas J. Harrington
Fund Chairman
Massachusetts State Carpenters Pension Fund
350 Fordham Road
Wilmington, MA 01887

915912

AvalonBay
COMMUNITIES, INC. 2900 Eisenhower Avenue, Suite 300 ▵ Alexandria, VA 22314 ▵ Tel (703) 329-6300 ▵ Fax (703) 329-1459

Edward M. Schulman, Esq.
Senior Vice President - General Counsel
Direct: (703) 317-4639
Fax: (703) 329-4830
tschulman@avalonbay.com

December 20, 2004


SEC MAIL
RECEIVED
PROCESSING
DEC 21 2004
WASH, D.C.
213
SECTION

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AvalonBay Communities, Inc./Stockholder Proposal Submitted by Massachusetts State Carpenters Pension Fund – Request for No-Action Letter Regarding the Exclusion of a Stockholder Proposal on the Grounds of Untimely Submission

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended (the "Act"), AvalonBay Communities, Inc. ("AvalonBay" or the "Company") hereby gives notice of its intention to omit from its proxy statement and form of proxy for the Company's 2005 Annual Meeting of Stockholders (collectively, the "Proxy Materials") a proposal and supporting statement dated November 29, 2004 (the "Proposal") submitted by the Massachusetts State Carpenters Pension Fund (the "Proponent"). Enclosed are six (6) copies of this letter as well as six (6) copies of the Proposal (attached as Exhibit 1). In acordance with Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") more than 80 days before the Company will file its definitive Proxy Materials with the Commission.

The Company respectfully requests the concurrence of the Staff of the Division of Corporation Finance (the "Division") that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials on the grounds that the proposal was not submitted in accordance with the time requirements provided in Rule 14a-8(e)(2) of the Act ("Rule 14a-8(e)(2)").

I. The Proposal

The Proposal was submitted under Rule 14a-8 of the Act and reads as follows:

"Resolved, that the shareholders of AvalonBay Communities, Inc. ("Company") hereby request that the Board of Directors' Compensation Committee adopt a performance and time-based restricted share grant program for senior executives that includes the following features:

(1) Operational Performance-Vesting Measures – The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance

> criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.
>
> (2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program, so that operational performance and time-vesting requirements must be met in order for restricted shares to vest.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan."

II. Statement of Reasons for Omission

The Company believes it may omit the Proposal from the Proxy Materials because the Proposal was submitted after the deadline for submitting a proposal under Rule 14a-8(e)(2) and is therefore untimely.

The Company's proxy statement relating to the Company's 2004 Annual Meeting of Stockholders (the "2004 Proxy Statement") was dated March 26, 2004. We have an Affadavit of Mailing by Automatic Data Processing, the Company's proxy service provider, identifying March 26, 2004 as the date of commencement of mailing of the 2004 Proxy Statement. Under Rule 14a-8(e)(2), the deadline for submitting a stockholder proposal for inclusion in the proxy statement for the Company's 2005 Annual Meeting of Stockholders (the "2005 Proxy Statement") is 120 calendar days before the date of the Company's proxy statement released to stockholders in connection with the previous year's annual meeting. November 26, 2004 is 120 days prior to March 26, 2005. Therefore, on page 29 of the Company's 2004 Proxy Statement, the Company identified November 26, 2004 as the date by which a stockholder proposal under Rule 14a-8 must be received for inclusion in the 2005 Proxy Statement.[1] November 26, 2004, the due date for submission of stockholder proposals under Rule 14a-8(e)(2), was a business day.

The Proposal was dated November 29, 2004 and received by the Company by facsimile on November 29, 2004 (as evidenced by both the facsimile date and time stamp). Therefore, the Company believes that the Proposal was not submitted in a timely manner in accordance with Rule 14a-8(e)(2).

In previous no-action letters, the Commission has consistently held that proposals received after the deadline provided by Rule 14a-8(e)(2) are not timely filed and may be properly omitted from a company's proxy materials, even in situations where a proposal was received by a company within a few days after the applicable deadline.[2]

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[1] The Company's 2005 Annual Meeting of Stockholders is scheduled to be held within 30 days of the anniversary of the 2004 Annual Meeting of Stockholders, which was held on May 5, 2004.

[2] See Walgreen Co. (available October 8, 2004) (proposal received five days after deadline may be omitted); Sara Lee Corporation (available August 9, 2004) (proposal received after deadline may be omitted); Bull & Bear U.S. Government Securities Fund, Inc. (available October 8, 1998) (proposal

III. Request

In view of the foregoing, the Company hereby respectfully requests confirmation that the Division will not recommend any enforcement action if the Company omits the Proposal from its Proxy Materials. The Company intends to begin mailing those materials on or about April 1, 2005. Accordingly, we would appreciate the Division's response prior to that time. Should the Division disagree with the conclusions set forth in this letter, we would appreciate the opportunity to confer with you prior to the issuance of your response.

In accordance with Rule 14a-8(j)(1), a copy of this letter is being forwarded to the Proponent notifying it of the Company's intention to omit the Proposal from its Proxy Materials.

Please direct any questions regarding AvalonBay's request to Edward M. Schulman, Senior Vice President – General Counsel, at (703) 317-4639. Additionally, please acknowledge receipt of this filing by marking the date of receipt on the acknowledgement copy of this letter and returning it in the envelope provided.

Very truly yours,



Edward M. Schulman

cc: Massachusetts State Carpenters Pension Fund
c/o Carpenters Benefit Funds
350 Fordham Road
Wilmington, MA 01887
Attn: Thomas J. Harrington, Fund Chairman

Mr. Edward J. Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, NW
Washington, D.C. 20001

Bryce Blair, Chairman, Chief Executive Officer and President
AvalonBay Communities, Inc.

---

received after deadline may be omitted); Bristol-Myers Squibb Company (available February 5, 1998) (proposal received three days after deadline may be omitted); General Electric Company (available December 22, 1997) (proposal received one day after deadline may be omitted); Bindley Western Industries, Inc. (available February 21, 1997) (proposal received one day after deadline may be omitted).

EXHIBIT 1

NEW ENGLAND REGIONAL COUNCIL OF CARPENTERS "Stockholder Proposal"

United Brotherhood of Carpenters and Joiners of America

803 SUMMER STREET
SOUTH BOSTON, MA 02127-1616

TELEPHONE (617) 268-3400
FAX (617) 268-0442



THOMAS J. HARRINGTON
EXECUTIVE SECRETARY-TREASURER

DIRECT FAX NO. (617) 268-1894

FAX TO: Edward M. Schulman

FROM: Thomas Harrington, John P. Murphy, Jr., Celia McDonough

DATE: Nov. 29, 2004

FAX NO. 703-329-1459

NO. OF PAGES INCLUDING THE COVER: 4

☐Urgent ☐For Review ☐Comment ☐Reply

ADDITIONAL REMARKS:



Carpenters Benefit Funds

350 Fordham Road
Wilmington, MA 01887
www.carpentersfund.org
Phone 978-694-1000
Fax 978-657-9973

Thomas J. Harrington
Chairman

Harry R. Dow
Executive Director

[SENT VIA FACSIMILE 703-329-1459]

Edward M. Schulman
Corporate Secretary
AvalonBay Communities, Inc.
2900 Eisenhower Avenue
Suite 300
Alexandria, VA 22314

November 29, 2004

Dear Mr. Schulman:

On behalf of the Massachusetts State Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the AvalonBay Communities, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's restricted share plan. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 1,600 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Thomas J. Harrington
Fund Chairman

cc. Edward J. Durkin
Enclosure

Performance and Time-Based Restricted Shares Proposal

Resolved: That the shareholders of AvalonBay Communities, Inc. ("Company") hereby request that the Board of Directors' Compensation Committee adopt a performance and time-based restricted share grant program for senior executives that includes the following features:

(1) Operational Performance-Vesting Measures - The restricted share program should utilize justifiable operational performance criteria combined with challenging performance benchmarks for each criteria utilized. The performance criteria and associated performance benchmarks selected by the Compensation Committee should be clearly disclosed to shareholders.

(2) Time-Based Vesting – A time-based vesting requirement of at least three years should also be a feature of the restricted shares program, so that operational performance and time-vesting requirements must be met in order for restricted shares to vest.

The Board and Compensation Committee should implement this restricted share program in a manner that does not violate any existing employment agreement or equity compensation plan.

Supporting Statement: The Company's executive compensation program should include a long-term equity compensation component with clearly defined operational performance criteria and challenging performance benchmarks. We believe that performance and time-vesting restricted shares should be an important component of such a program. In our opinion, performance and time-based restricted shares provide an effective means to tie equity compensation to meaningful operational performance beyond stock price performance.

A well-designed restricted share program can serve to help focus senior executives on achieving strong operational performance as measured over several years in areas determined by the Board to be important to the long-term success of the Company. The use of operational performance measures in a restricted share program can serve to complement the stock price performance measures common in senior executive equity compensation plans. In addition to operational performance requirements, time vesting requirements of at least three years will help reinforce the long-term performance orientation of the plan.

Our proposal recognizes that the Compensation Committee is in the best position to determine the appropriate operational performance criteria and associated performance benchmarks. It is requested that detailed disclosure of the performance criteria be provided in the Compensation Committee Report. Further, clear disclosure should be provided on the performance benchmarks associated with each performance criteria to the extent this information can be provided without revealing proprietary information. This disclosure will enable shareholders to assess whether the long-term equity compensation portion of the executive compensation plan provides challenging performance targets for senior executives to meet.

We believe that a performance and time-based restricted share program with the features described above offers senior executives the opportunity to acquire significant levels of equity compensation commensurate with their contributions to long-term corporate performance. We believe such a system best advances the long-term interests of our Company, its shareholders, employees and other important constituents. We urge shareholders to support this important executive compensation reform.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 5, 2005

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: AvalonBay Communities, Inc.
Incoming letter dated December 20, 2004

The proposal relates to compensation.

There appears to be some basis for your view that AvalonBay may exclude the proposal under rule 14a-8(e)(2) because AvalonBay received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if AvalonBay omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel